January 25, 2010

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York   10038

Re: Dreyfus Dynamic Alternatives Fund, Inc.
        File Numbers: 333-163566 and 811-22361

Dear Mr. Stephens:

        We have reviewed the registration statement of Dreyfus Dynamic Alternatives
Fund, Inc. (the "Fund") filed on December 8, 2009, and amended on December 16, 2009
on Form N-1A under the Securities Act of 1933 (the "1933 Act") and the Investment
Company Act of 1940 (the "1940 Act").

        Our comments are set forth below. Comments are made with reference to the pre-
effective amendment filed on December 16, 2009. The captions we use below
correspond to the captions the Fund uses in its registration statement.

Prospectus

Cover Page

        1. Provide the staff with the actual cover page that the Fund intends to use on its
summary prospectus.

FUND SUMMARY

INVESTMENT OBJECTIVE

        2. Explain (*e.g.*, in a parenthesis) what is meant by "investment returns". See also
Comment 11 below.

        3. In your response letter, please explain to the staff how the Fund can
realistically expect to approximate or exceed a hedge fund index *without investing in*

hedge funds while being subject to the 1940 Act's restrictions on leveraging, borrowing and affiliated transactions and its requirements for liquidity and transparency

FEES AND EXPENSES

4. Move the last sentence in the introductory paragraph that refers to the deferred sales charge of 1.00% of $1 million or more of Class A shares if redeemed within one year of purchase to the main body of the prospectus after the summary prospectus.

5. With respect to "Maximum redemption fee", delete "maximum" and change "transaction amount" to 'amount redeemed" in the parenthetical.

6. Change "Net operating expenses" to "Total annual fund operating expenses (after fee waive and/or expense reimbursement)".

7. Delete the first two paragraphs of narrative disclosure that follow the fee table.

8. (a) The paragraph that describes the contractual fee waivers and expense reimbursement arrangement should stay but add disclosure as to who can terminate the arrangement and under what circumstances. (b) The contractual agreement to waive the management fee in an amount equal to the management fee paid by Dreyfus to its subsidiary must be in effect for at least one year. If there is no assurance that the waiver will be in effect for at least one year, this disclosure should be deleted from the summary prospectus. (c) Specify what form the "undertaking" takes. Is it a written agreement or contract?

EXPENSE EXAMPLE

9. Delete "Expense" from the heading "Expense Example".

PRINCIPAL INVESTMENT STRATEGY

10. State that the Fund is non-diversified.

11. Briefly describe the HFRI index and clarify whether it consists only of hedge funds or whether hedge funds are only a portion of the index. If hedge funds are only a portion of the index, how will the Fund determine the "investment return" of the hedge funds?

12. In the last paragraph, briefly describe equity index futures and options, bond futures, currency forward contracts, commodity index futures, and swaps. Disclose that such investments require the Fund to maintain coverage or establish segregated asset accounts.

13. With respect to the wholly-owned and controlled subsidiary, please inform the staff (a) whose laws will govern the subsidiary, (b) whether there will be a look-through or replication of the Fund's investment objectives, policies, restrictions, and (c) whether the subsidiary's board of directors will sign the Fund's registration statement. The subsidiary should also submit undertakings to submit to inspection by the Securities and Exchange Commission, to designate an agent for service of process, and to include its financials in all the Fund's subsequent filings.

14. The disclosure in the last paragraph of this section states that the Fund expects to hold a significant portion of its assets in U.S. government securities, short term debt, cash equivalents and the like. Again, following up on Comment 3, this would seem to make the goal of approximating or exceeding the performance of hedge funds less likely to be attained.

PRINCIPAL RISKS

15. *Alternative asset categories and investment strategies risk.* (a) Since the Fund does not actually invest in hedge funds and since under the 1940 Act it may be barred from using many of the strategies and asset categories that presumably enable hedge funds to obtain higher returns, should this disclosure be balanced by further disclosure that the Fund's replication strategy has a high probability of failing? (b) To the second sentence in this paragraph add "but the Fund does not intend to invest in hedge funds."

16. *Index/tracking error risk.* Explain how commodity trading advisors are "included" in the HFRI Index.

17. *Non-diversification risk.* Please revise the disclosure to read as follows: "Because the fund invests a relatively high percentage of its assets in a limited number of issuers, the fund's performance may be more vulnerable ..."

PERFORMANCE

18. Will the Fund use the HFRI Fund Weighted Composite Index as its principal benchmark index as required by Item 4(b)(2)(iii) of Form N-1A? If so, explain in your response letter how the index qualifies as an "appropriate broad-based securities index." If not, which index will the Fund use and will the hedge fund index be used as an additional index?

PORTFOLIO MANAGEMENT

19. Give the actual titles of the portfolio managers and whether those positions are with Dreyfus or the sub-adviser.

PURCHASE AND SALE OF FUND SHARES

20. Delete the second sentence: "Certain types of accounts …"

21. In the third sentence, add "on any business day" after "You may sell your shares".

22. Delete the last sentence: "Your shares will be sold …"

FUND DETAILS

<u>GOAL AND APPROACH</u>

23. Define "investment return". Does "investment return" include yield, total return, capital appreciation, any or all of the above?

24. Disclose whether the Fund will give shareholders prior notice before its investment objective is changed.

25. Disclose the name of the wholly-owned and controlled subsidiary in which the Fund may invest up to 25% of its assets.

26. In your response letter, explain the business and tax reasons for organizing the subsidiary under the laws of the Cayman Islands rather than in the United States.

27. The disclosure states that "the subsidiary, unlike the fund, may invest without limitation in commodity-linked securities and derivative instruments." Explain in the disclosure what limits the Fund's ability to invest in commodity-linked securities and derivative instruments. Explain in your response letter why such limitation does not pass-through to the Fund's investment in its subsidiary.

28. Is the Fund's investment in its wholly-owned subsidiary designed to comply with Rule 17a-3 under the 1940 Act? If so, explain in your response letter what measures have been taken to ensure that it will be in compliance with the restrictions on indebtedness imposed by paragraph (b) of Rule 17a-3.

29. In the second paragraph of this section, there is a reference to "sub-indices comprising the HFRI Index". Disclose the nature of these sub-indices and of what they consist.

30. Clarify whether the "proprietary statistical model" uses anything else besides the "beta categories" and "common factors" to replicate the returns of the HFRI Index. Clarify whether the portfolio managers take into consideration anything else in deciding which investments to buy or sell.

31. Disclose how often the portfolio managers review the data from registered commodity trading advisors and how current is that data.

32. The fourth paragraph sets forth the assumptions as to the correlations of hedge funds and managed futures to stock markets that underlie the Fund's investment strategy. Should not this discussion be included in the summary prospectus?

33. Specify the kinds of swaps the Fund will invest and the risks that pertain to each type of swap.

34. In your response to staff comments, please explain why structured notes and exchange traded notes are not discussed in the summary prospectus.

35. Disclose whether the wholly-owned and controlled subsidiary will have the same board of directors and investment adviser as the Fund and whether its contracts will comply with the Investment Company Act of 1940.

INVESTMENT RISKS

36. We note that certain risks here are not disclosed or summarized in the summary prospectus, please explain in your response to the staff why such risks have been omitted from the summary prospectus.

37. *Subsidiary risk.* It is stated here that the Fund "intends to rely on private letter ruling" from the IRS but later under *"Tax risk"* it is stated that the Fund "has applied" for such a ruling. Please conform these two statements.

BUYING AND SELLING SHARES

38. Disclose whether the Fund will value exchange-traded funds at net asset value or at market price.

39. Clarify whether dealers are the only intermediaries through whom investors may purchase Fund shares.

How to Buy Shares

40. Although the beginning of the "Shareholder Guide" indicates that the Fund is designed for people investing through a third party, there is no disclosure here about buying and selling through third parties. Revise the disclosure to resolve this apparent inconsistency.

How to Sell Shares

41. Disclose what other entities are "authorized" to receive sell orders. Inform the staff whether the Fund has written agreements with such entities.

Statement of Additional Information

DESCRIPTION OF THE FUND

Certain Portfolio Securities

42. Some investments described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase shares, such investments, and their accompanying risks, should be discussed in the prospectus.

Investment Restrictions

43.   (a) With respect to the industry concentration policy, the Fund reserves the freedom to invest more than 25% of the value of its assets in a single industry "to the extent that one or more component factors (as described in the Prospectus) are or become concentrated in a particular industry or group of industries." "Component factors" is not used in the prospectus. Revise this sentence to be consistent with the disclosure in the prospectus and to be precise by about what does factors are. (b) Also disclose the maximum percentage of assets that can be invested in a single industry or group of industries under such circumstances and the risks involved. *See* the Instruction to Item 16(c)(1) of Form N-1A. (c) Please explain in your response to the staff the basis for the Fund's belief that it has the flexibility to depart from its concentration policy under such circumstances and for the phrase "as otherwise permitted by the SEC."

MANAGEMENT OF THE FUND

Board Members of the Fund

44. The directors and officers of the Fund, including the requisite number of disinterested directors, should be furnished by a pre-effective amendment.

General Comments

45. We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

46. Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

47. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel